

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Federation Brewing, LLC
Woodside, CA

We have reviewed the accompanying financial statements of Federation Brewing, LLC (a limited liability company), which comprise the balance sheet as of December 31, 2017 and 2016, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 28, 2018

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

FEDERATION BREWING, LLC
BALANCE SHEET
DECEMBER 31, 2017
_____

ASSETS

		2017		**2016**
CURRENT ASSETS				
Cash	$	101,135	$	88,976
Accounts Receivable		23,611		10,165
Inventory		16,528		8,583
TOTAL CURRENT ASSETS		141,274		107,724
NON-CURRENT ASSETS				
Leasehold Improvements		194,603		154,438
Equipment		373,959		330,122
Website		2,250		2,250
Accumulated Depreciation/Amortization		(91,608)		(39,360)
TOTAL NON-CURRENT ASSETS		479,205		447,450
TOTAL ASSETS		620,479		555,174

LIABILITIES AND MEMBERS' EQUITY

		2017		**2016**
CURRENT LIABILITIES				
Accounts Payable		43,056		53,472
Due to Related Party		307,500		235,500
TOTAL CURRENT LIABILITIES		350,556		288,972
NON-CURRENT LIABILITIES				
Notes Payable		369,909		200,000
Lease Liability		-		16,081
Related Party Note Payable		654,999		506,376
TOTAL LIABILITIES		1,375,464		1,011,428
MEMBERS' EQUITY				
Retained Earnings (Deficit)		(754,985)		(456,255)
TOTAL MEMBERS' EQUITY		(754,985)		(456,255)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	620,479	$	555,174

Reviewed- See accompanying notes.

1

FEDERATION BREWING, LLC
INCOME STATEMENT
FOR PERIODS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Operating Income		
Sales, Net	$ 264,034	$ 124,614
Cost of Goods Sold	(104,669)	(78,983)
Gross Profit	159,366	45,632
Operating Expense		
Salaries & Wages	152,140	91,482
General & Adminstrative	103,040	73,737
Rent	57,274	52,299
Selling & Marketing	43,044	10,697
Legal & Professional	21,734	11,039
Depreciation	10,085	13,076
	387,317	252,330
Net Income from Operations	(227,951)	(206,699)
Other Income (Expense)		
Interest Expense	(50,844)	(45,872)
Penatlties & Settlements	(250)	(124)
Gain on Sale of Equipment	-	1,095
Tax Expense	(19,631)	(3,868)
Interest Revenue	34	-
Loss on Sale of Asset	(88)	-
Net Income	$ (298,731)	$ (255,468)

FEDERATION BREWING, LLC
STATEMENT OF CASH FLOWS
FOR PERIODS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (298,731)	$ (255,468)
Change in Accounts Payable	(10,416)	19,169
Change in Inventory	(7,945)	6,927
Change in Accounts Receivable	(13,446)	(3,165)
Depreciation	52,239	20,006
Change in Due to Related Party	72,000	180,354
Net Cash Flows From Operating Activities	(206,298)	(32,177)
Cash Flows From Investing Activities		
Change in Equipment	(43,837)	(245,130)
Change in Leasehold Improvements	(40,165)	(148,221)
Net Cash Flows From Investing Activities	(84,003)	(393,351)
Cash Flows From Financing Activities		
Change in Related Party Loan	148,623	267,685
Change in Note Payable	169,909	200,000
Change in Lease Liability	(16,081)	(25,610)
Change in Contributed Capital	-	13,276
Change in Retained Earnings	9	20,000
Net Cash Flows From Investing Activities	302,460	475,352
Cash at Beginning of Period	88,976	39,152
Net Increase (Decrease) In Cash	12,159	49,824
Cash at End of Period	$ 101,135	$ 88,976

FEDERATION BREWING, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR PERIODS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Starting Equity	$ (456,255)	$ (176,673)
Net Income (Loss)	(298,731)	(255,468)
Prior Period Adjustment	-	(24,114)
Ending Equity	(754,985)	(456,255)

FEDERATION BREWING, LLC

Reviewed Financial Statements For The Periods Ended December 31, 2017 and 2016

November 28, 2018

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Federation Brewing, LLC ("the Company") is a limited-liability company organized under the laws of the State of California. The Company is a brewery that produces and sells craft beer through wholesale channels and its taproom.

NOTE B- GOING CONCERN

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses of $255,468 and $298,731 in 2016 and 2017, respectively.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company has created a revenue growth plan what will increase operating capacity and alleviate overall costs. This plan will be carried out by hiring two full-time staff members, expanding the brewery to increase production capacity and add room to the in-house tasting room, and expanding sales team. In addition, the Company will be conducting a Reg CF offering to raise additional capital. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through November 28, 2019 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, useful life of fixed assets.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Inventory

The Company values inventory at the lower of historical cost or market value.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Website

Website consists of expenses paid to a third party for the development for the Company's website.

Due to Related Party

Due to Related Party consists of expenses accrued by related parties on behalf of the company and accrued salary payments to related parties, Aram Cretan, Larry Cretan, Matt Hunter. These individuals are members of the Company's management team.

Rent

The Company currently occupies warehouse space under a non-cancellable operating lease. The lease expires in 2019 and may be renewed at the option of the Company at the then-current market rate. This lease included a $5,000 security deposit. Future minimum payments due are as follows:

2018- $54,336
2019- $56,232

The company subsequently amended this lease on April 1, 2018 to add space. This amendment's term expires on December 31, 2025. The additional space will increase the Company's rental payments. The future amended annual rental payments for the additional space and original space amounts to:

2018- $69,780

2019- $93,732
2020- $112,476
2021- $116,436
2022- $120,540
2023- $124,788
2024- $129,192
2025- $134,112

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. As such, net income and certain other tax attributes are reported by the Company's members on their individual tax returns. The Company's federal income tax filings for 2015, 2016, and 2017 will remain subject to review by the US Internal Revenue Service until 2019, 2020, and 2021, respectively.

The Company is subject to tax filing requirements in the State of California. The Company's 2015, 2016, and 2017 California Franchise Tax Filing will be subject to review by that until 2020, 2021, and 2022, respectively.

The Company collects sales tax on behalf of the State of California on sales to customers in that state. The Company's sales tax filings are generally subject to review for four years from the date filed.

As of the date the financial statements were available to be issued, the Company was under audit for prior year sales tax filings. The Company has determined that the contingent liability associated with any assessment rendered as the result of the audit is not reasonably estimable at this time.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted.

NOTE D- DEBT

In 2017, the Company issued a promissory note in exchange for $200,000 for capital asset acquisition ("the Note"). The Note carries an interest rate of approximately 5.5% per annum. The monthly payment on the Note amounts to approximately $3,823.35, until the note is paid in full. The Note carries a term of five years. The total annual payment amounts in future periods are as follows:

2018: $45,880.20
2019: $45,880.20
2020: $45,880.20
2021: $45,880.20
2022: $45,880.20

In 2017, the Company issued a series of promissory notes in exchange for $125,000 for the purpose of funding continuing operations ("the Notes"). The Notes bear an interest rate of 5% per annum. The Notes bear a term of nine years with interest payments due within 90 days of the end of each calendar year. The Note was issued to related party, Matt Hunter. Matt Hunter is a member of the Company's management team.

In 2016, the Company issued a promissory note in exchange for $200,000 for capital asset acquisition ("the Note"). The Note carries an interest rate of approximately 5.5% per annum. The monthly payment on the Note amounts to approximately $3,273.61, until the note is paid in full. The Note carries a term of seven years. The total annual payment amounts in future periods are as follows:

2018: $39,283.32
2019: $39,283.32
2020: $39,283.32
2021: $39,283.32
2022: $39,283.32
2023: $39,283.32

In 2016, the Company issued a series of promissory notes in exchange for $235,000 for the purpose of funding continuing operations ("the Notes"). The Notes bear an interest rate of 3% per annum, with a 1% royalty payment on the Company's profits. The Notes bear a term of nine years. The notes were issued to friends and family of the Company's management.

In 2016, the Company issued a promissory note in exchange for $15,000 for the purpose of funding continuing operations ("the Note"). The Note carries an interest rate of 4% per annum. The Note carries a term of nine years with interest payments due within 90 days of the end of each calendar year. The Note was issued to related party, Matt Hunter. Matt Hunter is a member of the Company's management team.

In 2015, the Company issued a series of promissory notes in exchange for $75,000 for the purpose of funding continuing operations ("the Notes"). The Notes carry an interest rate of 3% per annum. The Notes carry a term of nine years. Interest payments are due within 90 days of the end of each calendar year. The Notes were issued to related party, Larry Cretan. Larry Cretan is a member of the Company's management team.

In 2014, the Company issued a series promissory notes in exchange for $89,000 for the purpose of funding continuing operations ("the Notes"). The Notes carry an interest rate of 4% per annum. The Notes carry a term of nine years. Interest payments are due within 90 days of the end of each calendar year. The Notes were issued to related parties, Larry Cretan and Aram Cretan. Larry Cretan and Aram Cretan are on the Company's management team.

In 2013, the Company issued a series of promissory notes in exchange for $30,000 for the purpose of funding continuing operations ("the Notes"). The Notes bear an interest rate of 5% per annum. The Notes bear a term of nine years. Interest payments are due within 90 days of the end of each calendar year. The notes were issued to related party, Larry Cretan. Larry Cretan is a member of the Company's management team.

In 2012, the Company issued a promissory note in exchange for $30,000 for the purpose of funding continuing operations ("the Note"). The Note carries an interest rate of 5% per annum. The Note bears a term of nine years. Interest payments are due within 90 days of the end of each calendar year. The Note was issued to related party, Larry Cretan. Larry Cretan is a member of the Company's management team.

The Company issued a series of promissory notes in exchange for $200,000 for the purpose of funding continuing operations ("the Notes"). The Notes bear an interest rate of 5% per annum. The Notes have no maturity date and interest payments due within 90 days of the end of each calendar year. The Notes were issued to related party, Larry Cretan. Larry Cretan is a member of the Company's management team.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- LLC MEMBER LIABILITY

The Company is a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 28, 2018, the date that the financial statements were available to be issued.